Securities and Exchange Commission

Washington, DC 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under Section
14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.           )

International Rectifier Corporation

(Name of Subject Company)

International Rectifier Corporation

(Name of Persons Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is an e-mail message sent to International Rectifier Corporation’s employees on September 10, 2008.

Message from Oleg Khaykin:

Dear IR Employees,

Today, Vishay submitted a further unsolicited proposal to acquire IR for $23.00 per share in cash, as noted in our press release and filings that may be accessed at http://investor.irf.com/phoenix.zhtml?c=96228&p=irol-newsArticle&t=Regular&id=1196016&

As with Vishay’s previous offer of August 15, our Board of Directors will carefully review the proposal to consider whether it is in the best interest of all of our shareholders.

As I have said repeatedly, our core mission has not changed and I remain steadfast in my belief in IR’s potential and the value-creation strategy that we are implementing. We continue to demonstrate key technology and product leadership in power management, which includes the launch of our revolutionary GaN technology platform for Power Conversion that has the potential impact to be at least as large as the introduction of the power HEXFET by IR 30 years ago http://investor.irf.com/phoenix.zhtml?c=96228&p=irol-newsArticle&t=Regular&id=1195564&

You are encouraged to direct any questions you may have to your manager or HR representative. If you receive any outside inquiries on these or any related proposals, please forward them to External Affairs/Investor Relations by contacting Portia Switzer at 310.726.8254. As a quick reminder of our corporate standards and ethics, it is not company policy to speculate or provide comment on any items that are not in a public press release or SEC filing.

I will continue to keep you updated. Thank you again for your continued focus and dedicated efforts on executing our strategy and delivering value to our customers. Keep up the great work!

Sincerely,

Oleg Khaykin

President and Chief Executive Officer

Additional Information

International Rectifier will file a proxy statement in connection with its 2007 Annual Meeting of Stockholders. International Rectifier stockholders are strongly encouraged to read the proxy statement and the accompanying proxy card when they become available, as they will contain important information, including information relating to the participants in International Rectifier’s solicitation of proxies. Stockholders will be able to obtain this proxy statement, any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the proxy statement and any amendments and supplements to the proxy statement will also be available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El

Segundo, California 90245. In addition, copies of the proxy materials may be requested by contacting our proxy solicitor, D.F. King & Co., Inc. at 1-888-605-1957.

International Rectifier will also file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event Vishay Intertechnology, Inc. commences a tender offer for the outstanding shares of International Rectifier common stock. International Rectifier stockholders are strongly encouraged to read the Solicitation/Recommendation Statement when it becomes available, as it will contain important information. Stockholders will be able to obtain this Solicitation/Recommendation Statement, any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the Solicitation/Recommendation Statement and any amendments and supplements to the Solicitation/Recommendation Statement will also be available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El Segundo, California 90245. In addition, copies of the Solicitation/Recommendation Statement may be requested by contacting our proxy solicitor, D.F. King & Co., Inc. at 1-888-605-1957.